                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                     Troy Hill Bancorp, Inc.
- --------------------------------------------------------------
                          (Name of Issuer)

             Common Stock, $0.01 Par Value Per Share
- --------------------------------------------------------------
                  (Title of Class of Securities)

                            897332102
- --------------------------------------------------------------
                          (CUSIP Number)

                      Charlotte A. Zuschlag
              President and Chief Executive Officer
                      PennFirst Bancorp, Inc.
                        600 Lawrence Avenue
                Ellwood City, Pennsylvania  16117
                          (412) 758-5584
- --------------------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                        September 16, 1996
- --------------------------------------------------------------
              (Date of Event Which Requires Filing
                         of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [    ].

    Check the following box if a fee is being paid with the statement:
[ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

    The total number of shares reported herein is 213,000 shares, which constitutes approximately 19.9% of the total number of shares of the issuer outstanding as of September 16, 1996. Unless otherwise indicated, all ownership percentages set forth herein assume that as of September 16, 1996, there were 1,067,917 shares of the issuer outstanding.

                  (Continued on following pages)

CUSIP No. 897332102                                    Page  2  of  13  Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PennFirst Bancorp, Inc.
      IRS Employer Identification No. 25-1659846

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /  /
      Not Applicable                                                  (b) /  /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
      WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                                /  /
      Not applicable

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Pennsylvania

NUMBER OF               7.  SOLE VOTING POWER
SHARES                        213,000(1)
BENEFICIALLY
OWNED BY                8.  SHARED VOTING POWER
EACH                          0
REPORTING
PERSON                  9.  SOLE DISPOSITIVE POWER
WITH                          213,000(1)

                       10.  SHARED DISPOSITIVE POWER
                              0
- ----------------------
(1) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

CUSIP No. 897332102                                    Page  3  of  13  Pages

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       213,000(2)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               /   /
       Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.9%

14.  TYPE OF REPORTING PERSON
       CO, HC

ITEM 1. SECURITY AND ISSUER.

    This Schedule 13D relates to the common stock, $0.01 par value per share ("THB Common Stock," an individual share of which, a "Share"), of Troy Hill Bancorp, Inc. ("THB"), a corporation organized and existing under the laws of the State of Pennsylvania and registered as a savings and loan holding company with the Office of Thrift Supervision ("OTS") under the Home Owners' Loan Act, as amended ("HOLA"). The principal executive offices of THB are located at 1706 Lowrie Street, Pittsburgh, Pennsylvania 15212.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(c) and (f) This Schedule 13D is filed by PennFirst Bancorp, Inc. ("PennFirst"), a corporation organized and existing under the laws of the State of Pennsylvania and registered as a savings and loan holding company with the OTS under HOLA. Through ESB Bank, FSB ("ESBB"), a federally chartered savings bank and a wholly owned subsidiary of PennFirst, PennFirst provides a wide range of financial services to individuals and businesses located in Pennsylvania. PennFirst's principal offices are located at 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117.

    Each executive officer and each director of PennFirst is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and

- ----------------------
(2) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

CUSIP No. 897332102                                     Page  4  of  13  Pages

director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

    (d)-(e) During the last five years, neither PennFirst nor, to the best of PennFirst's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which PennFirst or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Pursuant to a stock option agreement, dated as of September 16, 1996, by and between THB, as issuer, and PennFirst, as grantee (the "THB Option Agreement"), THB has granted PennFirst an irrevocable option to purchase the Shares covered by this Schedule 13D (the "THB Option"). Specifically, the THB Option grants PennFirst the right to purchase up to 213,000 Shares (approximately 19.9% of the number of Shares outstanding on September 16, 1996, without giving effect to the issuance of any Shares pursuant to an exercise of the THB Option), subject to certain adjustments, at a price, subject to certain adjustments, of $15.75 per Share. The THB Option was granted by THB as a condition of and in consideration for PennFirst entering into the Agreement and Plan of Reorganization and related Agreement of Merger, each dated as of September 16, 1996, by and between PennFirst and THB (the "Reorganization Agreement").

    The exercise of the THB Option for the full number of Shares currently covered thereby would require aggregate funds of $3,354,750. It is anticipated that, should the THB Option become exercisable and should PennFirst elect to exercise the THB Option, PennFirst would obtain the funds for purchase from working capital.

    A copy of the THB Option Agreement is included as Exhibit 10 to PennFirst's Current Report on Form 8-K dated as of September 16, 1996 (the "PennFirst Form 8-K") and is incorporated herein by reference in its entirety.

ITEM 4. PURPOSE OF TRANSACTION.

    On September 16, 1996, PennFirst and THB entered into the Reorganization Agreement, pursuant to which THB will, subject to the conditions and upon the terms stated therein, merge with and into PennFirst (the "Merger"), with PennFirst surviving the Merger.

CUSIP No. 897332102                                     Page  5  of  13  Pages

    Concurrently with entering into the Reorganization Agreement, PennFirst and THB entered into the THB Option Agreement pursuant to which THB granted to PennFirst the THB Option. The THB Option was granted by THB as a condition of and in consideration for PennFirst entering into the Reorganization Agreement.

    In accordance with the Reorganization Agreement, and subject to certain further terms, conditions, limitations and procedures set forth in the Agreement, each outstanding share of Common Stock of THB ("THB Common Stock") (other than (i) shares as to which dissenters' rights have been asserted and duly perfected in accordance with Pennsylvania law and (ii) any shares held by THB (including treasury shares) or PennFirst or any of their respective wholly-owned subsidiaries) shall, by virtue of the Merger, and without any further action by the holder thereof, be converted into and represent the right to receive, at the election of the holder thereof,

   (i) the number of shares of PennFirst Common Stock which is equal to (the "Exchange Ratio") the quotient determined by dividing (x) $21.15 by (y) the average of the high bid and low asked price per share of PennFirst Common Stock, as reported on the Nasdaq Stock Market's National Market (as reported by an authoritative source), for the 20 trading days ending on the date PennFirst and THB receive all requisite regulatory approvals and satisfy all applicable waiting periods, or

    (ii) a cash amount equal to $21.15 per share of THB Common Stock,

subject to an overall requirement that 40% of the total outstanding Troy Hill Common Stock be exchanged for cash.

    At the Effective Time, each share of PennFirst Common Stock issued and outstanding immediately prior to the Effective Time will be unchanged and will remain issued and outstanding.

    The Merger is subject to customary closing conditions, including, among other things, approval of the Merger by the respective shareholders of THB and PennFirst, the receipt of certain regulatory approvals and the receipt of a favorable legal opinion with respect to the tax consequences of the transactions contemplated by the Reorganization Agreement. A further description of the Reorganization Agreement and the proposed terms of the Merger is contained in the PennFirst Form 8-K, which is incorporated by reference herein in its entirety.

CUSIP No. 897332102                                     Page  6  of  13  Pages

    Under the THB Option Agreement, the THB Option will become exercisable upon the occurrence of a Purchase Event (as defined in the THB Option Agreement), including, among other things, (1) THB entering into an agreement (other than with PennFirst or any subsidiary thereof) to effect (a) a merger, consolidation or similar transaction, (b) disposition of all or substantially all of the consolidated assets or deposits of THB or any of its subsidiaries, or (c) the issuance, sale or other disposition of securities representing 15% or more of the voting power of THB or any of its subsidiaries; or (2) the acquisition of beneficial ownership of at least 15% or more of the then outstanding shares of THB Common Stock (other than by PennFirst or any subsidiary thereof).

    The THB Option Agreement terminates upon the earliest of (i) immediately prior to the Effective Time of the Merger (as defined in the Reorganization Agreement), (ii) 12 months after the first occurrence of a Purchase Event (as defined in the THB Option Agreement), (iii) 12 months following a termination of the Reorganization Agreement by PennFirst due to a breach by THB of covenants or undertakings made by it therein prior to the occurrence of a Purchase Event, and (iv) a termination of the Reorganization Agreement in accordance with its terms prior to the occurrence of a Purchase Event.

    Except as may occur as a result of the Merger pursuant to the terms of the Reorganization Agreement and as otherwise set forth herein or in the Exhibits hereto, to the best of PennFirst's knowledge, THB does not have any current plans or proposals that relate to or would result in:

    (A) The acquisition by any person of additional shares of THB Common Stock or the disposition of shares of THB Common Stock;

    (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving THB or any of its subsidiaries;

    (C) A sale or transfer of a material amount of assets of THB or any of its subsidiaries;

    (D) Any change in the present Board of Directors or management of THB, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

    (E) Any material change in the present capitalization or dividend policy of THB;

    (F) Any other material change in THB's business or corporate structure;

CUSIP No. 897332102                                     Page  7  of  13  Pages

    (G) Any changes in THB's articles, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of THB by any person;

    (H) Causing a class of securities of THB to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (I) A class of equity securities of THB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

    (J) Any action similar to any of those enumerated above.

    The foregoing descriptions of the Reorganization Agreement, the THB Option Agreement and the press release, dated September 16, 1996, issued by THB and PennFirst relating to the transactions contemplated by the Reorganization Agreement and the THB Option Agreement are qualified in their entirety by reference to copies of each of such documents which are included as Exhibits 2, 10, and 20, respectively, to the PennFirst Form 8-K dated as of September 16, 1996 and are incorporated herein by reference in their entirety.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

    (a)-(b) By reason of its execution of the THB Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, PennFirst may be deemed to have sole voting and dispositive power with respect to the THB Common Stock subject to the THB Option and, accordingly, may be deemed to beneficially own 213,000 shares of THB Common Stock, or 19.9% of the THB Common Stock issued and outstanding as of September 16, 1996, without giving effect to the issuance of any shares pursuant to an exercise of the THB Option. However, because the THB Option is exercisable only in the event of certain circumstances, none of which has occurred as of the date hereof, PennFirst expressly disclaims any beneficial ownership of the 213,000 shares of THB Common Stock which are obtainable by PennFirst upon exercise of the THB Option.

    Except as set forth above, neither PennFirst nor, to the best of PennFirst's knowledge, any of the individuals named in Exhibit 1 hereto, is a beneficial owner of any THB Common Stock.

    (c) Except as set forth above, no transactions in THB Common Stock were effected during the past 60 days by PennFirst or, to the best of PennFirst's knowledge, by any of the individuals named in Exhibit 1 hereto.

CUSIP No. 897332102                                     Page  8  of  13  Pages

    (d) So long as PennFirst has not purchased the Shares of THB Common Stock subject to the THB Option, PennFirst does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares of THB Common Stock.

    (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The Reorganization Agreement contains certain customary restrictions on the conduct of the business of THB, including certain customary restrictions relating to the THB Common Stock. Except as provided in the Reorganization Agreement and the THB Option Agreement, neither PennFirst nor, to the best of PennFirst's knowledge, any of the individuals named in Exhibit 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of THB, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 897332102                                     Page  9  of  13  Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 - Name, Business Address, and Present Principal Occupation of Each
            Executive Officer and Director of PennFirst Bancorp, Inc.

Exhibit 2 - Stock Option Agreement, dated as of September 16, 1996, by and between Troy Hill Bancorp, Inc., as issuer, and PennFirst Bancorp, Inc., as grantee (incorporated by reference to Exhibit 10 to PennFirst Bancorp, Inc.'s Current Report on Form 8-K dated as of September 16, 1996).

Exhibit 3 - Agreement and Plan of Reorganization, dated as of September 16,
            1996, by and between PennFirst Bancorp, Inc. and Troy Hill Bancorp, Inc. (incorporated by reference to Exhibit 2 to PennFirst Bancorp, Inc.'s Current Report on Form 8-K dated as of September 16, 1996).

Exhibit 4 - Press Release, dated September 16, 1996, relating to transactions between PennFirst Bancorp, Inc. and Troy Hill Bancorp, Inc. (incorporated by reference to Exhibit 20 to PennFirst Bancorp, Inc.'s Current Report on Form 8-K dated as of September 16, 1996).

CUSIP No. 897332102                                     Page  10  of  13  Pages


                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                             PENNFIRST BANCORP, INC.

                             By: /s/ Charlotte A. Zuschlag
                                 ------------------------------------
                                 Charlotte A. Zuschlag
                                 President and Chief Executive Officer

September 26, 1996

CUSIP No. 897332102                                    Page  11  of  13  Pages

                                   EXHIBIT INDEX

EXHIBIT                        DESCRIPTION                        SEQUENTIAL
                                                                   PAGE NO.

1        Name, Business Address, and Present Principal
         Occupation of Each Executive Officer and Director
         of PennFirst Bancorp, Inc.                                    12

2        Stock Option Agreement, dated as of September 16,
         1996, by and between Troy Hill Bancorp, Inc., as
         issuer, and PennFirst Bancorp, Inc., as grantee
         (incorporated by reference to Exhibit 10 to
         PennFirst Bancorp, Inc.'s Current Report on Form
         8-K dated as of September 16, 1996).                          --

3        Agreement and Plan of Reorganization, dated as of
         September 16, 1996, by and between PennFirst Bancorp,
         Inc. and Troy Hill Bancorp, Inc. (incorporated
         by reference to Exhibit 2 to PennFirst Bancorp, Inc.'s
         Current Report on Form 8-K dated as of September 16, 1996).   --

4        Press Release, dated September 16, 1996, relating to
         transactions between PennFirst Bancorp, Inc. and Troy
         Hill Bancorp, Inc. (incorporated by reference to
         Exhibit 20 to PennFirst Bancorp, Inc.'s Current Report
         on Form 8-K dated as of September 16, 1996).                 --